Free Writing Prospectus Dated November 13, 2007	Filed pursuant to Rule 433(f) Registration Statement No. 333-146918

Aegean Marine Petroleum Network Inc.

Free Writing Prospectus Published or Distributed by Media

On November 7, 2007, The Wall Street Journal, a daily newspaper, as well as its online publication, The Wall Street Journal Online, published an article concerning Aegean Marine Petroleum Network Inc. (“Aegean” and, together with its subsidiaries, “we,” “our,” “us” and the “Company”), the full text of which reproduced below.

The article published by The Wall Street Journal and The Wall Street Journal Online was not prepared by or reviewed by us or any other offering participant prior to its publication.  You should consider statements published in the article or contained herein only after carefully evaluating all of the information in the registration statement on Form F-1 (File No. 333-146918) (the “Registration Statement”), including the risks described throughout the Registration Statement.  With the exception of statements and quotations attributed directly to Messrs. Nikolas Tavlarios, Douglas Mavrinac, Kevin Sterling and Robin Shoemaker, the article presented the author’s opinion and the opinions of others, which are not endorsed or adopted by us.

The statements attributed to Mr. Tavlarios were not intended and should not be considered as offering material.  In addition, we have been advised by Bear, Stearns & Co. Inc., Jefferies & Company, Inc. and Stephens Inc., that the statements in the article attributed to each of its respective analysts, Messrs. Shoemaker, Mavrinac and Sterling, were not made in connection with the offering and were not intended and should not be considered as offering material.

For purposes of clarification, it should be noted that:

1.                                       In the sixth paragraph, the article attributes to Mr. Mavrinac the statement that “demand for marine fuel will rise to meet an expected 42% increase in the size of the global shipping fleet.”  We believe that the 42% increase has been calculated by taking into account the current backlog of ships on order as a percentage of the current world fleet.  Furthermore, we believe that the 42% increase does not (i) reflect any retirement, phase out or scrappings of ships from the current world fleet or (ii) exclude any ships not in service.

2.                                       In the seventh paragraph, the article incorrectly states that the Company owns 16 bunkering tankers.  We note that we currently own 17 bunkering tankers.

3.                                       In the seventh paragraph, the article states that the Company “operates service centers in Greece, Gibraltar, Fujairah on the Gulf of Oman, Jamaica and Singapore — and soon in Portland Harbor on the English Channel.”  We note that we also operate a service center in Belgium and expect to commence marine fuel supply operations in Ghana by the end of 2007.

4.                                       In the ninth paragraph, the article incorrectly states that Mr. Tavlarios said that implementation of regulations will cut a current fleet of about 3,200 ships “down to a few hundred.”  Mr. Tavlarios recalls having stated that implementation of the regulations would cut the current fleet by approximately half.

5.                                       In the eleventh paragraph, the article states “With most of the port’s fleet unable to comply with International Maritime Organization regulations, Singapore initially isn’t implementing the rules and will instead phase out aging single-hull ships over a 25-year period, prohibit single-hulled tankers more than 25 years old, and prohibit any new single-hull tankers from entering the market.”  We believe that this sentence is referring to an International Maritime Organization regulation which permits single hull tankers to operate in waters where the port administration allows them to operate until the 25-year anniversary of their delivery date, provided that they conform to certain conditions.

6.                                       In the eleventh and twelfth paragraphs, the article states the numbers of bunkering tankers operating in Singapore and expected to be operating there in 2008.  We believe that the number of vessels operating in Singapore is somewhat grater than, and the number of vessels expected to be operating in Singapore will be somewhat greater than, the numbers set forth in the article.  Expected number of vessels is subject to risks and uncertainties as described in the prospectus.

7.                                       In the fourteenth paragraph, the article incorrectly (i) states that the ships Aegean has on order represent 20% of the current orders for new double-hulled bunkering tankers at shipyards around the world through 2010 and (ii) attributes such statistic to Jefferies & Company, Inc.’s Douglas Mavrinac.  We have been advised by Jefferies & Company, Inc. that Mr. Mavrinac did not provide such statistic and neither Jefferies nor we can confirm the accuracy of such statistic.

8.                                       In the twenty first paragraph, the article states “that Aegean has a strong balance sheet with little debt following its $201 million initial public offering in December, with cash and cash equivalents of $46 million and a working capital surplus of $103 million.”  We note that the figures of $46 million and $103 million, respectively, are both as of June 30, 2007.

Full text of The Wall Street Journal Article and The Wall Street Journal Online Article

Aegean Seems Poised for Growth

By JERRY A. DICOLO

November 7, 2007; Page B5D

Aegean Marine Petroleum Network Inc. has a simple plan to gain market share in the marine-fuel supply industry: Build ships.

Lots of ships.

The Piraeus, Greece, supplier of fuel to the shipping industry plans to nearly triple the size of its fleet to 44 bunker-oil tankers through 2010 as international regulations reduce the number of older tankers on the water. It has already placed orders for new tankers while a world-wide shipbuilding boom has filled shipyards to capacity, delaying any of Aegean’s competitors from placing their own orders for the near future. At the same time, rising prices for marine fuel are nudging smaller, undercapitalized fuel suppliers out of the market.

Aegean’s stock price has almost doubled since mid-September to more than $40, and a recent acquisition in the Baltic Sea as well as Monday’s deal to acquire a terminal on the English Channel shows the company has expansion plans. As one of the few suppliers with a world-wide presence, Aegean appears poised for more growth, many believe.

Aegean’s expansion plans hinge on the continued growth of the shipping industry, which doesn’t look to be slowing down.

“The primary reason for [Aegean’s] growth is that their volume [of business] should increase significantly,” said Douglas Mavrinac, an analyst with Jefferies & Co. He noted that demand for marine fuel will rise to meet an expected 42% increase in the size of the global shipping fleet.

Aegean owns 16 bunkering tankers and operates service centers in Greece, Gibraltar, Fujairah on the Gulf of Oman, Jamaica and Singapore — and soon in Portland Harbor on the English Channel. Aegean’s competition comes mostly from regional suppliers working out of a few ports.

“The [oil] majors exited the industry because they were making so much money on the upstream [exploration and production] side that the downstream [refining and marketing] risk of having to deal with something so environmentally sensitive as a bunkering transfer, or a ship-to-ship transfer where you’re pushing oil over a gunwale, is kind of risky,” said Aegean President Nikolas Tavlarios. “So they said, ‘let’s just contract this out to little barge operators.’”

Now the environmental hazards of bunker supply have led to international regulations calling for the removal of all single-hull bunkering tankers from the world fleet. Mr. Tavlarios said implementation of the regulations will cut a current fleet of about 3,200 ships down to a few hundred.

Aegean has the dual advantage of a fleet comprised of 14 double-hull tankers and 30 more on order to be delivered through 2010, and it has acquired two new ships through its recent purchase of Belgium-based marketer and supplier Bunkers at Sea.

Nowhere will the new regulations leave Aegean more room for expansion than in Singapore. The Southeast Asian port is the world’s largest, with a bunker-fuel market of 28 million metric tons serviced by about 130 ships, only five of which are double-hulled. With most of the port’s fleet unable to comply with International Maritime Organization regulations, Singapore initially isn’t implementing the rules and will instead phase out aging single-hull ships over a 25-year period, prohibit single-hulled tankers more than 25 years old, and prohibit any new single-hull tankers from entering the market.

Aegean estimates the number of ships operating in Singapore will drop to 90 from 130 by 2008, leaving plenty of market share for anyone with an expanding fleet of double-hulled vessels.

“They are certainly in the right area, and they have great growth prospects,” said Frank Bisk, equity analyst with New York-based hedge fund Pilot Advisors LP, an Aegean shareholder. “Organically they have a plan set out through 2010. I certainly do think they could be a consolidator, buying some of these other mom and pops, especially in the future and after 2010.”

Aegean is positioned for growth, according to Jefferies’ Mr. Mavrinac, because of the ships it has on order, which represent 20% of the current orders for new double-hulled bunkering tankers at shipyards around the world through 2010.

New shipbuilding is the major choke point for players in the bunker-fuel industry who need double-hulled vessels, with shipyards filled to capacity through the end of the decade. According to industry analysts, a company placing an order today would need to wait until at least 2009 to receive delivery.

Kevin Sterling, an analyst with Stephens Inc., points out that, as construction activity continues to strengthen, overcrowded shipyards could experience delays in vessel delivery, delaying Aegean’s growth plans and throwing Aegean’s peak earnings further into the future.

But Aegean’s Mr. Tavlarios doesn’t see construction delays as a risk to the company’s growth.

“There have been delays, and we’ve announced them,” said Mr. Tavlarios, but the delays “are in months, and not years,” and can still fit within Aegean’s growth strategy.

Working capital is increasingly important to bunker suppliers as fuel prices have nearly doubled in the past year, increasing the funds that operators need to maintain adequate ship and service-center supplies.

“Smaller companies that are privately held are in financial stress, because in order to buy and sell bunker fuel, the working capital they need is substantially increased,” said Robin Shoemaker, an analyst with Bear Stearns.

Aegean has a strong balance sheet with little debt following its $201 million initial public offering in December, with cash and cash equivalents of $46 million and a working capital surplus of $103 million.

After Aegean stock’s recent gains, Stephens’s Mr. Sterling downgraded Aegean to equal-weight, saying it was hard to recommend new money at current price levels. Mr. Shoemaker said the market is anticipating strong earnings growth.

“The company’s progress has been on track,” said Mr. Shoemaker. “It’s a company with a unique niche, and the market took notice.”

FORWARD-LOOKING STATEMENTS

Same of the statements contained in this free writing prospectus that are not statements of historical fact are forward-looking statements. Such forward-looking statements include statements reflecting our expectations, projections, intentions and beliefs about future events.  Forward-looking statements are often identified by the words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, the implementation of environmental laws and regulations, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from the results and events anticipated or implied by such forward-looking statements include:

•                                          our future operating or financial results;

•                                          our future payment of dividends and the availability of cash for payment of dividends;

•                                          our ability to retain and attract senior management and other key employees;

•                                          our ability to manage growth;

•                                          our ability to maintain our business in light of our proposed business and location expansion;

•                                          our ability to obtain double hull secondhand bunkering tankers given the scarcity of such vessels in general;

•                                          the outcome of legal, tax or regulatory proceedings to which we may become a party;

•                                          adverse conditions in the shipping or the marine fuel supply industries;

•                                          our ability to retain our key suppliers and key customers;

•                                          our contracts and licenses with governmental entities remaining in full force and effect;

•                                          material disruptions in the availability or supply of crude oil or refined petroleum products;

•                                          changes in the market price of petroleum, including the volatility of spot pricing;

•                                          increased levels of competition;

•                                          compliance or lack of compliance with various environmental and other applicable laws and regulations;

•                                          our ability to collect accounts receivable;

•                                          changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general;

•                                          our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses

•                                          our failure to hedge certain financial risks associated with our business;

•                                          uninsured losses;

•                                          our ability to maintain our current tax treatment;

•                                          our failure to comply with restrictions in our credit agreements;

•                                          increases in interest rates; and

•                                          other risks, described above in “Risk Factors” and from time to time in our other SEC filings.

Our forward-looking statements are made based upon our current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties. In light of these risks, uncertainties and assumptions, the forward-looking events or circumstances discussed in this prospectus might not occur, and our actual results could differ materially from those expressed or implied in our forward-looking statements.

Aegean Marine Petroleum Network, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.